UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.4 )*

Riverview Bancorp, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

769397100

(CUSIP Number)

Frederick DiSanto
C/O Ancora Advisors, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769397100	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancora Advisors, LLC 33-1099773
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 923,945
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 923,945
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 923,945
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.10%
14.	TYPE OF REPORTING PERSON (see instructions) 00

CUSIP No. 769397100	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frederick DiSanto
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 39,155
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 39,155
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,155
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.17%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 769397100	13D

Item 1.  Security and Issuer.

This statement relates to the shares of Common Stock of Riverview Bancorp, Inc. The address of the issuer is 900 Washington Street, Suite 900, Vancouver, Washington 98660

Item 2.  Identity and Background.

This statement is filed on behalf of Ancora Advisors, LLC. Ancora Advisors, LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Ancora Advisors, LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, and the Ancora Catalyst Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors, LLC and Owners of Ancora Advisors, LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.  Purpose of Transaction.

This is the Ancora Advisor LLC. forth amendment to its initial Schedule 13D filing. Ancora Advisors LLC have ceased to be the beneficial owner of more than five percent of outstanding common stock therefore this is the final amendment to the schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage (based on 22,510,890 shares of Common Stock outstanding on February 8, 2017) of outstanding shares of Common Stock owned beneficially by the Reporting Persons:

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	49,155	0.22
Ancora Funds & Partnerships (2)	842,365	3.74
Ancora Advisors SMA (3)	32,425	0.14
TOTAL	923,945	4.10

(1) These Shares are owned by the owners and employees of Ancora Advisors, LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: "Relevant Transactions in Shares" in the preceding 60 days.

Date of Transaction	Buy/Sell	Amount of Securities	Price Per Share

5/9/2017	SELL	4,598	7.00
5/10/2017	SELL	1,100	7.03
5/11/2017	SELL	12,843	6.93
5/23/2017	SELL	900,000	6.50

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ancora Advisors, LLC

/s/ Frederick DiSanto Frederick DiSanto

Chairman and Chief Executive Officer

May 23, 2017

Exhibit B: Press Release 5-23-2017

Ancora is pleased to announce that Jim Chadwick will be stepping off of the board of Riverview Bancorp. Ancora believes that based on the company's successful operating and stock price performance since joining the board, Riverview has earned its independence. Ancora believes the initial appeal to sell the bank due to long term underperformance of the bank's business and stock has been mitigated by actions taken by management and the board. Additionally, Ancora believes that based on the bank's 2018 forecast, independence should be pursued by the bank. However, Ancora does think the board should take the advice of some of its more market savvy directors and go further with its cost cutting plans that could add an additional $0.10+ per share to earnings.

"While the relationship has at times been contentious and we have proven each other wrong on many occasions, I am pleased with the results the company has been able to achieve," said Jim Chadwick. "This is the ideal situation for a firm like ours; the bank has made the tough choices to justify its independence and we applaud them for doing so," said Fred DiSanto, Chairman and CEO of Ancora.

Ancora recently reduced its position in Riverview to below 5% of the outstanding shares. Ancora continues to believe that Riverview's shares are undervalued at current price levels. Ancora maintains a material investment in the company; in the event the company's value weakens and/or operating performance deteriorates significantly, in the words of Arnold Schwarzenegger "We'll be back" . . .